WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

February 6, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of two (2) announcements released to the London Stock Exchange (the "LSE") on February 5, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ______________________
Mason H. Drake
Authorized Representative

Enclosures

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company **MARKS AND SPENCER GROUP P.L.C.**

2. Name of scheme **SENIOR OPTION SCHEME**

3. Period of return: From **1 JULY 2003** to **31 DECEMBER 2003**

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
19,322,328 ORDINARY SHARES OF 25P EACH

5. Number of shares issued/allotted
under scheme during period
1,518,737

6. Balance under scheme not yet issued/allotted
at end of period
17,803,591

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
23,303,606 ORDINARY SHARES OF 25P EACH LISTED ON 19 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,257,231,262 ORDINARY SHARES OF 25P EACH

Contact for queries:
Name: **HELEN BAKER**

Address:
MARKS AND SPENCER GROUP P.L.C.
BAKER STREET
LONDON W1U 8EP
Telephone: **020 7268 2867**

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company **MARKS AND SPENCER GROUP P.L.C.**

2. Name of scheme **SAYE SCHEME**

3. Period of return: From **1 JULY 2003** to **31 DECEMBER 2003**

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
14,252,262 ORDINARY SHARES OF 25P EACH

5. Number of shares issued/allotted
under scheme during period
361,730

6. Balance under scheme not yet issued/allotted
at end of period
13,890,532

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
20,859,113 ORDINARY SHARES OF 25P EACH LISTED ON 19 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,257,231,262 ORDINARY SHARES OF 25P EACH

Contact for queries:
Name: **HELEN BAKER**

Address:
MARKS AND SPENCER GROUP P.L.C.
BAKER STREET
LONDON W1U 8EP
Telephone: **020 7268 2867**